1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax
January 6, 2025

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Thankam Varghese and Anu Dubey

Re:	MSC Income Fund, Inc. Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 File Number: 333-282501
Ladies and Gentlemen:

On behalf of MSC Income Fund, Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP,
counsel to the Company, on December 23, 2024 relating to Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 filed by the Company with the SEC on December 20, 2024 (such registration statement being referred to herein as the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company to the comment.
1.Comment: We note that page 1 of the Joint Code of Ethics (the “Code of Ethics”) of Main Street Capital
Corporation (“Main Street”), the Company and MSC Adviser I, LLC (the “Adviser”) provides that “the term ‘employees’ consists of all employees of Main Street and [the Adviser] who, in the course of their business, act as an investment adviser as defined under the Advisers Act in providing investment advice to
Clients and those employees that make, participate in or obtain non-public information regarding the portfolio management decisions relating to the investment advisory services.” With respect to the services provided by shared personnel, please confirm whether such shared personnel would be considered
“employees.” If so, please confirm whether the Code of Ethics provisions regarding conflicts of interest and information sharing will apply specifically to a dual-hatted Main Street employee in their capacity of providing services to the Company as a supervised person of the Adviser beyond the employee’s general provision of services to Main Street.
Response: The Company confirms that investment personnel “shared” by Main Street with the Adviser under the sharing agreement previously provided to the Staff are considered “employees” under the Code of Ethics. In addition, the Company confirms that the Code of Ethics provisions regarding conflicts of interest and information sharing apply specifically to a “dual-hatted” Main Street employee in their capacity of providing services to the Company as a supervised person of the Adviser, beyond the employee’s general provision of services to Main Street.
January 6, 2025

2.Comment: We note the definitions of an “Advisory Person” and “Investment Personnel” in Section II of
the Code of Ethics. Please confirm whether the shared personnel providing services to the Adviser would fall under either of these definitions. In your response, please supplementary explain the dynamics of the control relationship between the shared personnel and the Company pursuant to Section 2(a)(9) of the
Investment Company Act of 1940, as amended.
Response: The Company confirms that investment personnel “shared” by Main Street with the Adviser under the sharing agreement previously provided to the Staff fall within the definitions of “Advisory
Person” and “Investment Personnel” in Section II of the Code of Ethics. In addition, the Company respectfully advises the Staff that these shared investment personnel are employed by (and receive salaries/
compensation from) Main Street, which wholly owns the Adviser; Main Street “controls” the Adviser for purposes of Section 2(a)(9) of the 1940 Act, and the Adviser is deemed to control the Company as a result of it acting as the Company’s investment adviser.
3.Comment: Please confirm whether the shared personnel are serving as portfolio managers of the Company.
If so, please confirm whether they are named in the Registration Statement.
Response: The Company confirms that three of the individuals who are “shared personnel”—Vince Foster,
Dwayne Hyzak, and David Magdol—comprise the Adviser’s investment committee, are primarily responsible for all aspects of the Company’s investment processes, including approval of investments, and are named in the Registration Statement as portfolio managers. The Adviser, the Company and Main Street treat each member of the investment committee as an “Advisory Person” and “Investment Personnel” under the Code of Ethics and have made a clarifying revision to the Code of Ethics relating thereto.
* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466 (or by email at
harry.pangas@dechert.com).

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas

cc:Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP